NORFOLK SOUTHERN CORPORATION

Three Commercial Place

Norfolk, Virginia 23510-2191

                                                                                                                        June 10, 2008

VIA FACSIMILE & EDGAR

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, DC  20549

Attn:    Ms. Amanda McManus, Branch Chief

Dear Ms. McManus:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, Norfolk Southern Corporation (the "Company"), respectfully requests that the effective date of the Registration Statement on Form S-4 (File No. 333-151080), filed by the Company on May 21, 2008, be accelerated by the Securities and Exchange Commission (the "Commission") to June 12, 2008, at 12:00 p.m. Eastern Standard Time or as soon as practicable thereafter.

Pursuant to your letter to the Company dated June 4, 2008, the Company hereby acknowledges that:

•     should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•     the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•     the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

            The Company respectfully requests that it be notified of such effectiveness by a telephone call to Daniel Scotti of Skadden, Arps, Slate, Meagher & Flom LLP at (212) 735-2557 and that such effectiveness also be confirmed in writing.

                                                                                                                    Very truly yours,

                                                                                                                    NORFOLK SOUTHERN CORPORATION

                                                                                                                    By: /s/ William A. Galanko

                                                                                                                    Name: William A. Galanko

      Title:                                                                                                                        Vice President - Law